SECURITIES AND EXCHANGE COMMISSION
                          Washington,  DC  20549

                              SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                         ETS International, Inc.
                             Name of Issuer

                      Common Stock, $.001 Par Value
                      Title of Class of Securities

                               26924C101
                             CUSIP Number


                         Mr. John V. Winfield
                      The InterGroup Corporation
                 2121 Avenue of the Stars,  Suite 2020
                   Los Angeles, California 90067
                           (310) 556-1999
                _________________________________________
              Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications

                           January 05, 1998
          Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [    ]

CUSIP No. 26924C101

1.	Name of Reporting Person
   	John V. Winfield

2.	Check the Appropriate Box if a Member of a Group
   	(a)
   	(b) [X]
3.	SEC Use Only

4.	Source of Funds
   	PF
5.	Check if Disclosure of Legal Proceedings is Required
   	pursuant to Items 2(d) or 2 ______

6.	Citizenship of Place of Organization
    	U.S. Citizen

Number of			                       	7.	Sole Voting Power
Shares				                             	415,300 Shares
Beneficially		                     ____________________________________
Owned by			                        	8.	Shared Voting Power
Each 				                              	1,015,300 Shares
Reporting			                       ____________________________________
Person				                          9.	Sole Dispositive Power
With					                              	415,300 Shares
                                   ____________________________________
					                              10.	Shared Dispositive Power
						                                  1,215,300 Shares
				                               ____________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
     1,215,300 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares [  ]
13.	Percent of Class Represented by Amount in Row 11
    	7.8%
14.	Type of Reporting Person
	    IN

CUSIP No. 26924C101

1.	Name of Reporting Person
    	The Intergroup Corporation
2.	Check the Appropriate Box if a Member of a Group
	    (a)
	    (b) [X]
3.	SEC Use Only

4.	Source of Funds
	    WC
5.	Check if Disclosure of Legal Proceedings is Required
    pursuant to Items 2(d) [  ] or 2 [  ]

6.	Citizenship of Place of Organization
    	Delaware

Number of				                    7. Sole Voting Power
Shares					                          500,000 Shares
Beneficially		                   ________________________________
Owned by			                     	8. Shared Voting Power
Each
Reporting			                     ________________________________
Person				                       9.	Sole Dispositive Power
With						                           500,000 Shares
                                 ________________________________
                                 10.	Shared Dispositive Power

		                               _________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
     	500,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
	    Shares _________

13.	Percent of Class Represented by Amount in Row 11
    	3.2%
14.	Type of Reporting Person
 	   CO

CUSIP No. 26924C101

1.	Name of Reporting Person                 Tax Identification No.
	Santa Fe Financial Corporation		             95-2452529

2.	Check the Appropriate Box if a Member of a Group
   	(a)
	   (b) [X]
3.	SEC Use Only

4.	Source of Funds
   	WC
5.	Check if Disclosure of Legal Proceedings is Required
	    pursuant to Items 2(d) [  ] or 2 [  ]

6.	Citizenship of Place of Organization
	   Nevada

Number of			                  	7.	Sole Voting Power
Shares				                        	100,000 Shares
Beneficially		                 _________________________________
Owned by				                   8.	Shared Voting Power
Each
Reporting			                   _________________________________
Person				                     9.	Sole Dispositive Power
With						                         100,000 Shares
				                           __________________________________
					                         10.	Shared Dispositive Power

				                           __________________________________
11.	Aggregate Amount Beneficially Owned By Each Reporting Person
    	100,000 Shares
12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    	Shares [  ]

13.	Percent of Class Represented by Amount in Row 11
    	0.6%
14.	Type of Reporting Person
    	CO

                              SCHEDULE 13D
         OF MR. JOHN V. WINFIELD, THE INTERGROUP CORPORATION AND
                      SANTA FE FINANCIAL CORPORATION
                 REGARDING OWNERSHIP OF COMMON STOCK OF
                        ETS INTERNATIONAL, INC.

This Schedule 13D is being filed by Mr. John V.
Winfield, The Intergroup Corporation, a Delaware corporation ("Intergroup") and Santa Fe Financial Corporation, a Nevada corporation ("Santa Fe"), in connection with the purchase of Common Stock, Par Value $.001 per share, (the "Common Stock") of ETS International, Inc., a Virginia corporation (the "Company").

Item. 1.	Security and Issuer.
This Schedule 13D relates to the Common Stock of the Company. The principal executive offices of ETS International, Inc. are located at 1401 Municipal Road, N.W., Roanoke, VA 24012.

Item 2.	Identity and Background.
(a)  This Schedule 13D is being filed by Mr. John V.
Winfield, Intergroup and Santa Fe. Mr. Winfield is the Chairman, President and Chief Executive Officer of Intergroup and Santa Fe, and is the controlling shareholder of Intergroup. Intergroup owns approximately 41.0% of Santa Fe, and Mr. Winfield, as an individual, owns 3.7% of Santa Fe. In his capacity as Chairman, President and Chief Executive Officer, Mr. Winfield has investment and voting control of securities held by Intergroup and Santa Fe.

(b) The principal executive offices of Intergroup, and the business address of Mr. Winfield, are at 2121 Avenue of the Stars, Suite 2020, Los Angeles, California 90067.

The principal executive offices of Santa Fe are at 2251
San Diego Avenue, Suite A-151, San Diego, California 92110.

(c) The nature of the business and purposes for which Intergroup was organized is to acquire, hold, operate, utilize, improve, deal with, lease, mortgage or otherwise encumber and dispose of real property of various types and description, and to engage in such other business and investment activities as would benefit Intergroup and its stockholders. Appendix I sets forth additional information relating to the directors and executive officers of Intergroup, which is incorporated herein by reference.

Santa Fe primarily manages its investment in its 65.2%- owned subsidiary, Portsmouth Square, Inc. and its other holdings.
Appendix I sets forth additional information relating to the directors and executive officers of Santa Fe, which is incorporated herein by reference.

(d) During the last five years neither Mr. Winfield, Intergroup nor Santa Fe have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
Intergroup used $187,500 of working capital and Mr.
Winfield used $230,737 of personal funds as their source of funds to purchase the Common Stock. Santa Fe used $37,500 of working capital to purchase the common stock.

Item 4.	Purposes of Transactions.
Mr. Winfield, Intergroup and Santa Fe purchased the
Shares for investment purposes.

Mr. Winfield, Intergroup, and Santa Fe may, from time to time, purchase additional shares of Common Stock in the open market and/or in private transactions.

Item 5.	Interest in Securities of the Issuer.
(a) Intergroup, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 500,000 shares of Common Stock. These shares represent 3.2% of the outstanding shares of Common Stock based on the Company's representation that the Company has 15,580,000 shares of Common Stock outstanding.

Santa Fe, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 100,000 shares of Common Stock. These shares represent 0.6% of the outstanding shares of Common Stock based on the Company's representation that the Company has 15,230,000 shares of Common Stock outstanding.

Mr. Winfield, as of January 5, 1998, may be deemed to beneficially own, for purposes of Section 13(d) of the Exchange Act, 615,300 shares of Common Stock. These shares represent 3.9% of the outstanding shares of Common Stock based on the Company's representation that the Company has 15,580,000 shares of Common Stock outstanding. To the extent that Mr. Winfield is deemed to beneficially own, for purposes of Section 13(d), the shares of Common Stock owned by Intergroup and Santa Fe, he would beneficially own 1,215,300 shares of Common Stock of the Company, representing approximately 7.8% of the outstanding shares of Common Stock.

(b) Mr. Winfield, Intergroup and Santa Fe, each have sole voting and investment power with respect to their individual securities holdings disclosed in Item 5(a) above. Mr. Winfield, as Chairman, President and Chief Executive Officer of Intergroup and Santa Fe, may also be deemed to have voting and investment power with respect to Intergroup and Santa Fe's securities holding disclosed in Item 5(a) above.

Mr. Winfield has sole voting and investment power with respect to 415,300 shares of Common Stock disclosed in Item 5(a) above. 100,000 Common Shares are owned by Ms. Tamar Valenta, Mr.
Winfield's sister, for which Mr. Winfield has shared dispositive power and 100,000 shares of Common Stock are owned by Mr. Frank Valenta, Mr. Winfield's father, for which Mr. Winfield has shared dispositive power. Mr. Winfield does not have shared voting power for either Ms. Tamar Valenta's or Mr. Frank Valenta's shares discussed above. Ms. Tamar Valenta's business address is The Intergroup Corporation, 2121 Avenue of the Stars, Suite 2020,
Los Angeles, California.  Mr. Frank Valenta's resides in Los
Angeles, California, and he is retired. Both Ms. Tamar Valenta and Mr. Frank Valenta are U.S. citizens. During the last five years, to the best knowledge of Intergroup and Mr. Winfield, neither Ms. Tamar Valenta nor Mr. Frank Valenta, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(c) Information with respect to transactions effected in the Shares during the past sixty (60) days by Mr. Winfield, Intergroup and Santa Fe is set forth in Appendix II.

(d) No person other than Mr. Winfield, Intergroup and
Santa Fe, and Mr. Winfield as Chairman, President and Chief Executive Officer of each of these companies, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the securities disclosed in Item 5(a) above.

(e) Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships
           with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Winfield, his relatives, Intergroup, Santa Fe or any other person with respect to any securities of the Company including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

There are no securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits.

There is no material to be filed as Exhibits. There are no written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and no written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in
Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 15, 1997		      JOHN V. WINFIELD

					                          	By:	/s/  John V. Winfield


                          						THE INTERGROUP CORPORATION

                          						By:	/s/  John V. Winfield
							                         Its President, Chairman and CEO

						                          SANTA FE FINANCIAL CORPORATION

                          						By:	/s/  John V. Winfield
							                         Its President, Chairman and CEO

                            APPENDIX I
The following sets forth the name, business address and
principal occupation of each officer and director of Intergroup and Santa Fe:
                           Intergroup
Directors:
John V. Winfield				                   Chairman of the Board and
The Intergroup Corporation		           President and Chief Executive
2121 Avenue of the Stars, #2020	       Officer of Intergroup, Santa
Los Angeles, California 90067		        Fe and Portsmouth

Joseph Grunwald				                    Chairman of PDG N.V.(Belgium),
AGICO-PDG S.A.					                    a hotel management company
222A Avenue Montjoie
Brussels, Belgium  1180

Gary N. Jacobs, Esq.			                Senior Partner of the Los
Christensen, Miller, Fink,	           	Angeles law firm, Christensen,
Jacobs, Glaser, Weil &			              Miller, Fink, Jacobs, Glaser,
& Shapiro, LLP					                    Weil & Shapiro, LLP
2121 Avenue of the Stars
Los Angeles, CA  90067

Dr. John Love					                     President of John Love
John Love International			             International
120 Village Square, Suite 32
Orinda, CA  94563

William J. Nance				                   President of Century Plaza
Plaza Printers, Inc.			                Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Mildred Bond Roxborough			             Director of Development and
NAACP						                            Special Programs of the NAACP
39 Broadway, 22nd Floor
New York, New York  10006

Officers:
Gregory C. McPherson			                Executive Vice President,
The Intergroup Corporation		           Assistant Secretary and
2121 Avenue of the Stars, #2020	       Assistant Treasurer of
Los Angeles, California  90067	        Intergroup

All of the foregoing are citizens of the United States except
Josef A. Grunwald, who is a citizen of Belgium.

                                  Santa Fe
Directors:
John V. Winfield				                    Chairman of the Board and
The Intergroup Corporation		            President and Chief Executive
2121 Avenue of the Stars, #2020	        Officer of Intergroup, Santa
Los Angeles, California 90067		         Fe and Portsmouth

Janice Braly-Nelsen				                 Director of Santa Fe and
Santa Fe Financial Corporation	         Portsmouth Square, Inc.
2251 San Diego Avenue, Ste. A-151
San Diego, CA  92110

William J. Nance				                    President of Century Plaza
Plaza Printers, Inc.			                 Printers, Inc.
2040 Avenue of the Stars
Los Angeles, California  90067

Officers:
L. Scott Shields				                    Certified Public Accountant
Secretary, Treasurer and Chief
Financial Officer
L. Scott Shield, CPA
4540 Kearny Villa Road, Suite 213
San Diego, CA  92123

All of the foregoing are citizens of the United States.

To the best knowledge of Mr. Winfield, Intergroup and Santa Fe, none of the foregoing directors or executive officers have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violations with respect to such laws.

To the best knowledge of Mr. Winfield, Intergroup and Santa Fe, none of the directors or executive officers, other than Mr. Winfield, beneficially own any Common Stock of the Company.

                            APPENDIX II

The following table sets forth the trade date for each purchase and sale of Common Stock by Mr. Winfield, Intergroup and Santa Fe, the number of shares of Common Stock purchased and sold in each such transaction and the price per share in each such transaction effected during the past sixty (60) days. All of the shares of Common Stock were purchased in brokerage transactions on the American Stock Exchange.

                               Number    Price
                                 of       Per
Name                  Date     Shares    Share           Nature
Intergroup          01/05/98   300,000    3/8     Open Market Purchase
Santa Fe            01/05/98    90,000    3/8      "                "
Tamar Valenta       01/05/98    48,400    3/8      "                "
Frank Valenta       01/05/98    55,000    3/8      "                "
John V. Winfield    01/05/98    71,600    3/8      "                "
Intergroup          01/02/98    84,300    3/8      "                "
John V. Winfield    01/02/98    40,700    3/8      "                "
John V. Winfield    12/31/97    18,000    3/8      "                "
John V. Winfield    12/24/97     5,000    3/8      "                "
John V. Winfield    12/23/97     5,000    3/8      "                "
John V. Winfield    12/18/97     5,000    3/8      "                "
Frank Valenta       12/17/97    30,000    3/8      "                "
Tamar Valenta       12/17/97    16,600    3/8      "                "
Intergroup          12/08/97    18,800   7/16      "                "
John V. Winfield    11/26/97    26,800   7/16      "                "
Tamar Valenta       11/26/97    20,000   7/16      "                "
Intergroup          11/24/97    47,400    1/2      "                "
Intergroup          11/21/97    19,500    1/2      "                "
John V. Winfield    11/17/97    97,200    1/2      "                "